SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 11, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated May 11, 2010: Nokia simplifies its organizational structure to accelerate execution and innovation

STOCK EXCHANGE RELEASE

May 11, 2010

Nokia Corporation
Stock exchange release
May 11, 2010 at 14:00 (CET +1)

Nokia simplifies its organizational structure to accelerate execution and innovation

Espoo, Finland — To increase competitiveness and deliver a stronger and more differentiated consumer experience, Nokia will introduce a simplified company structure for its devices and services business comprised of three units: Mobile Solutions, Mobile Phones and Markets. Effective July 1, 2010, the move aims to accelerate product innovation and software execution in line with the company’s goals of integrating content, applications and services into its mobile computer, smartphone and mobile phone portfolio.

The new Mobile Solutions unit will concentrate on the company’s high-end mobile computer and smartphone portfolio.  Based on both the MeeGo and Symbian software platforms respectively, these devices will be tightly integrated with Nokia’s Internet services to increase the combined value for consumers.

The renewed Mobile Phones unit will focus on maintaining Nokia’s leadership in the feature-rich mobile phone market and driving the direction of Series 40, the world’s largest mobile operating system. Both the Mobile Solutions and Mobile Phones units will have dedicated portfolio management, including product planning, R&D and dedicated software assets.

Markets will be responsible for Nokia’s ‘go-to-market’ activities, including sales and marketing, management of Nokia’s global supply chains and sourcing operations.

“In addition to extending our leadership in mobile phones, we are decisively moving to respond faster to growth opportunities we expect in smartphones and mobile computers,” says Olli-Pekka Kallasvuo, CEO of Nokia. “Nokia’s new organizational structure is designed to speed up execution and accelerate innovation, both short-term and longer-term.  We believe that this will allow us to build stronger mobile solutions — a portfolio of products and integrated services that connect people and enable new ways of communicating, sharing and experiencing mobility.”

To strike the right balance between business continuity, professional competencies and faster execution, this organizational realignment includes changes among Nokia’s senior executives.

The Mobile Solutions unit will be headed by Anssi Vanjoki and be comprised of MeeGo Computers, led by Alberto Torres, and Symbian Smartphones, led by Jo Harlow. As part of the Mobile Solutions unit, Services - led by Tero Ojanpera - will continue to develop Ovi as an integrated service into smartphones and mobile computers, and lead the development and deployment of new services into Nokia’s mobile phones. Nokia has also appointed Rich Green to the position of Chief Technology

Officer, assuming responsibility for driving common technology architecture across Nokia. Green brings a wealth of experience from his time in Silicon Valley, including a number of years at Sun Microsystems. He will report to Anssi Vanjoki.

Headed by Mary McDowell, the Mobile Phones unit will work closely with Services to add value to lower-end devices through offerings such as Ovi Life Tools, Ovi Mail, Ovi Store and Nokia Money.

The Markets unit will continue to focus on Nokia’s overall sales and marketing efforts, solution selling, transformation to digital marketing and consolidation and globalization of Nokia’s supply chain and sourcing. Markets will be headed by Niklas Savander.

Kai Oistamo assumes the role of Chief Development Officer and head of Corporate Development.

Rick Simonson, who currently heads Mobile Phones, has decided to retire from full-time duties at Nokia. Simonson will leave the Nokia Group Executive Board effective June 30, 2010. However, he will continue as a senior advisor to Nokia, focusing on Nokia Siemens Networks, until the end of the year. Simonson will continue to serve as a member of Nokia Siemens Networks’ Board of Directors after he leaves Nokia.

“Rick has made a substantial contribution and leaves behind a legacy in operational and financial leadership. I would like to thank him for his invaluable contribution,” says Kallasvuo. “We will certainly miss Rick, but are pleased he will continue as a senior advisor to Nokia until the end of year, and continue as an NSN board member beyond that.”

As of July 1, 2010 Nokia’s Group Executive Board will consist of the following members: Olli-Pekka Kallasvuo, Esko Aho, Juha Akras, Timo Ihamuotila, Mary McDowell, Kai Oistamo, Tero Ojanpera, Niklas Savander, Alberto Torres, and Anssi Vanjoki.

A chart of the new organizational structure, valid from July 1, 2010, is available at http://www.nokia.com/A4630650?category=company

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements,

including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

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Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel